Revised Draft
                                                                 3-31-00

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[X] Form 10-K and Form 10-KSB   [_] Form 20-F   [_] Form 11-K    [_] Form N-SAR

          For Period Ended: December 31, 1999

[_]  Transition Report on Form 10-KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR

For the Transition Period Ended:
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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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     Full Name of Registrant
     Former Name if Applicable
     PRINTONTHENET.COM, INC.

     Address of Principal Executive Office (Street and Number)
     4491 South State Road #7, SUITE 200


     City, State and Zip Code
     FORT LAUDERDALE, FL 33314

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PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

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PART - III NARRATIVE
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          We are working on preparing the year-end financial statements. Our financial disclosure has been delayed for reasons set forth in our response to
Part IV, item (3), below. In addition, our Chief Financial Officer recently resigned; however, he has agreed to continue to serve as a consultant to the Company.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

           Dennis J. Olle          (305)                 858-5555
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                (Name)          (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We are negotiating with two institutional lenders regarding the release of certain corporate guaranties for which the Company may be financially responsible. The underlying indebtedness is in default. We believe that there is a substantial likelihood that these guaranties will be released in short-term, and if this occurs we do not expect there will be any material adverse impact on our earnings. There can be no assurance that these guaranties will be released. Any release of certain of the subject corporate guaranties by the principal financial institution is subject, among other things, to the satisfactory results of its due diligence. Failure to obtain the release of these guaranties could have a material adverse effect upon the Company's financial conditions.

                            PRINTONTHENET.COM, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 2000    By: /s/ Benjamin Rogatinsky
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                        Benjamin Rogatinsky, Chairman of the Board of Directors